SunAmerica Asset
Management, LLC
Harborside 5
185 Hudson Street
Suite 3300
Jersey City, NJ 07311
www.aig.com

Edward J. Gizzi
Assistant General Counsel
SunAmerica Asset
Management, LLC
AIG Life & Retirement

T +1 551 235 3560
F +1 201 324 6364
Edward.Gizzi@aig.com

February 1, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Quinn Kane

Re:	VALIC Company I (the “Registrant”)

Securities Act File No. 002-83631

Investment Company Act File No. 811-03738

Dear Mr. Kane:

This letter responds to supplemental comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on January 22, 2021 in connection with a letter filed by the Registrant on January 19, 2021, with respect to Staff comments (the “Response Letter”) received on Post-Effective Amendment No. 101 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 100 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for the Small Cap Growth Fund (the “Fund”).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding in italicized text. The Registrant’s responses to each comment are set out immediately under the restated comment. A filing made pursuant to Rule 497(c) under the 1933 Act, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, is being filed concurrently. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment or the Response Letter.

I.	General

Comment 1:

With respect to Response No. 8 of the Response Letter, while the Staff acknowledges the requirements of Item 3; Instruction 4(f) of Form N-1A, it nonetheless believes the current disclosure in the subsection of the Prospectus entitled “Fund Summary: Small Cap Growth Fund – Fees and Expenses of the Fund – Expense Example” is misleading because investors pay the same fees regardless of whether they hold or redeem the Fund’s shares. Please consider revising.

Response 1:

The Registrant has revised the second sentence of the above-referenced subsection as follows (additions bolded and underlined): “The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods.”

Comment 2:	With respect to Response No. 10 of the Response Letter, please clarify whether the Registrant deleted the factors because there is a more fulsome description in Item 9.

Response 2:	The Registrant confirms that it deleted the disclosure with respect to the factors because they are more fully described in Item 9.

Comment 3:	The Staff does not agree that the disclosure in the Amendment meets the requirements of Item 9 for layered disclosure. Please consider providing more detail where appropriate.

Response 3:

The Registrant submits that it has fully disclosed the Fund’s principal investment strategies in Item 9. The Registrant has, however, enhanced certain of the Fund’s risk disclosure in Item 9 and deleted the first paragraph of the section entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks.”

Comment 4:

With respect to Responses No. 15 and 16 of the Response Letter, while the Staff understands that the disclosure relating to the Fund will be merged into the Multi-Fund Book, it nonetheless believes that the disclosure in the Amendment should be tailored to this particular Fund. Please consider revising.

Response 4:

The Registrant has revised the disclosure referenced in Comment No. 15 of the Response Letter as follows (additions bolded and underlined; deletions in strikethrough text): “Investors will be given at least 60 days’ written notice in advance of any change to the Fund’s ~~investment strategy that requires~~ 80% policy ~~of its net assets to be invested in certain types of securities described in the name of the Fund~~.”

In addition, the Registrant has revised the disclosure referenced in Comment No. 16 of the Response Letter as follows (additions bolded and underlined; deletions in strikethrough text): “~~Except as noted in the Fund Summary, the~~ The Fund is diversified under the 1940 Act.”

Comment 5:	With respect to Response 21 of the Response Letter, the Staff believes that Rule 22e-4 is broader than illiquid securities and requests that the Registrant consider revising this disclosure.

Response 5:	The Registrant will seek to obtain Board approval to revise the non-fundamental investment policy of the Fund regarding illiquid securities to be consistent with Rule 22e-4.

*    *    *    *    *    *     *

Should you have any questions concerning the above, please call the undersigned at 201-324-6378.

Very truly yours,

/s/ Edward J. Gizzi

Edward J. Gizzi

Cc:	Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC

Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC